April 6, 2010

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: John Dana Brown

Re:	Autoliv, Inc.

Form 10-K for fiscal year ended December 31, 2009

Filed February 19, 2010

File No. 001-12933

Dear Mr. Webb:

On behalf of Autoliv, Inc. (the “Company”), I am providing this letter to you in response to the Comment Letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 1, 2010 (the “Comment Letter”) relating to the filings referenced above. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, I have reproduced below in bold the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Form 10-K filed February 19, 2010

Risk Factors

1.	We note the statement that “In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations elsewhere in this Report, what we currently believe to be the most significant factors affecting our operations are described in our Annual Report on pages 40-43 in the annual report and below.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language and discuss all material risks in this section.

I confirm that in future filings the Company will remove the language quoted and will discuss all material risks in the Risk Factors section.

Exhibits

2.	Your certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language. We note that you have replaced the phrase “financial reporting” with “financing reporting” in paragraph 5(b). In future filings please revise these certifications to include the language of paragraph 5(b) of Item 601(b)(31) of Regulation S-K.

I confirm that in future filings the Company will revise the certifications under Item 601(b)(31) of Regulation S-K, to include the language of paragraph 5(b) thereof.

Schedule 14A Proxy Statement filed March 23, 2010

Board Leadership Structure and Risk Oversight, page 9

3.	We note that you have elected to provide negative disclosure in response to Item 402(s) of Regulation S-K. In future filings, if you continue to provide this disclosure please follow the standards provided in the Item. For example, you discuss whether the “design and operation of your incentive compensation arrangements” “might encourage inappropriate risk-taking that could have a material adverse effect on the company.” Item 402(s) contemplates a different analysis, discussing the extent that risks arising from a registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.

I confirm that the Company will follow the standards provided in Item 402(s) of Regulation S-K in future filings.

Closing Comments

As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Lars Sjöbring
Lars Sjöbring Vice President Legal Affairs General Counsel and Secretary